826 Newtown Yardley Road Newtown, PA 18940-1721 Phone: 267.757.3000 Fax: 267.757.3010 www.bioimaging.com
August 23, 2007
VIA FAX and EDGAR
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Washington, DC 20549
Re: Bio-Imaging Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-11182
Dear Ms. Jenkins:
On behalf of Bio-Imaging Technologies, Inc. (the “Company”), this letter is being submitted in response to comments received from the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2007 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006. We are diligently working on responding to the Commission’s Comment Letter and expect to respond with our comments as soon as possible, but in no event shall we file our response later than September 14, 2007.
For your convenience, the text of the Comment Letter has been reproduced herein.
Form 10-K for Fiscal Year Ended December 31, 2006
Financial Statements, page 27
1.	Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K. We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act.
Report of Independent Registered Public Accounting Firm, page 28
2.	Please advise your independent accountant to revise their report to include the city and state of the office from which their report was issued, in accordance with Rule 2-02 of Regulation S-X.

M E D I C A L   I M A G E   M A N A G E M E N T   F O R   C L I N I C A L   T R I A L S

Statements of Income, page 30
3.	We note your disclosure of service revenues and reimbursement revenues. Please revise to separately present the costs attributable to each category of revenue. Refer to Rule 5-03 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 34
4.	We note that direct costs incurred prior to the execution of a customer service contract are deferred until the related contract is executed. Please tell us what guidance you considered in your conclusion that it is appropriate to defer this expense until the related contract is executed. Revise your disclosure to describe each specific category of costs that are deferred and confirm that your policies with respect to the capitalization of such costs have been consistently applied during each period presented.

5.	Please revise your disclosure to discuss your revenue recognition policy for reimbursement revenues. Describe the typical nature of your contracts as they relate to payments received from your clients for reimbursable costs and tell us why you believe it is appropriate to present these amounts on a gross basis in accordance with EITF 99-19.
Foreign Currency Translation, page 36
6.	We note that you consider the US Dollar to be the functional currency of your foreign subsidiaries, We also note that the operating costs far your facility located in the Netherlands are primarily denominated in Euros. Please tell us how you determined that the US Dollar is the functional currency for your foreign subsidiaries, in accordance with paragraphs 5-10 of SFAS 52. With respect to your operations in the Netherlands, explain how you initially determined that the functional currency was the US Dollar, and whether there have been significant changes in economic facts and circumstances that would indicate that the functional currency of the subsidiary may have changed.
Item 9A — Controls and Procedures, page 50
7.	We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:
•	We note that you performed an evaluation of the effectiveness of the disclosure controls as of a date within 90 days of the filing of your Form 10K,

while the requirement is to perform the evaluation as of the end of the period covered by the report.
•	We note that the references to the Exchange Rules are incorrect.

•	We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised to either include the entire definition, along with a clear conclusion regarding effectiveness with respect to each component, or to eliminate the partial definition.
Please revise your filing to address each of the matters noted above, or confirm that you will do so in future filings.
The Company believes that our responses, when filed, will be acceptable to the Commission. Please do not hesitate to contact me at (267) 757—3189 should you have any questions regarding the foregoing. Thank you for your time and attention.

Very truly yours,

/s/ Ted I. Kaminer
Ted I. Kaminer
Senior Vice President and Chief Financial Officer

cc:	Bio-Imaging Technologies, Inc. Mark L. Weinstein, President and Chief Executive Officer Morgan, Lewis & Bockius LLP Emilio Ragosa, Esq.

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